2955 Main Street, Ste 100A

Irvine, CA 92614

April 15, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MARWYNN HOLDINGS, INC.
Registration Statement on Form S-3 (File No. 333-294888)

Request for Acceleration of Effective Date
Requested Date: April 17, 2026
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-294888) be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on April 17, 2026, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our counsel John P. Yung of Lewis Brisbois Bisgaard & Smith LLP at 916.646.8288.

Very Truly Yours, MARWYNN HOLDINGS, INC.

By:	/s/ Yin Yan
Name:	Yin Yan
Title:	Chief Executive Officer